MATERIAL CHANGE REPORT

Section 75 of the Securities Act (Ontario)
Section 85 of the Securities Act (British Columbia)
Section 146 of the Securities Act (Alberta)
Section 84 of The Securities Act, 1988 (Saskatchewan)
Section 73 of the Securities Act (Quebec)
Section 81 of the Securities Act (Nova Scotia)
Section 76 of the Securities Act (Newfoundland and Labrador)

Item 1: Reporting Issuer

MDS Inc. ("MDS")
100 International Blvd.
Toronto, Ontario, M9W 6J6

Item 2: Date of Material Change

February 11, 2004

Item 3: Press Release

A press release was issued on February 12, 2004 by MDS in Toronto, Ontario and disseminated by Canada NewsWire.

Item 4: Summary of Material Change

On February 12, 2004, MDS announced that it had entered into an agreement (the "Arrangement Agreement") with Hemosol Inc. ("Hemosol") to reorganize Hemosol's business and certain MDS diagnostic assets and to thereby allow MDS and Hemosol to benefit from Hemosol's existing accumulated income tax losses and other tax assets.

Item 5: Full Description of Material Change

On February 12, 2004, MDS announced that it had entered into the Arrangement Agreement with Hemosol to reorganize Hemosol's business and certain MDS diagnostic assets and to thereby allow MDS and Hemosol to benefit from Hemosol's existing accumulated income tax losses and other tax assets. In particular, MDS will record the benefit of Hemosol's existing accumulated tax losses and other tax assets in its consolidated financial statements for future periods while Hemosol's Blood Products Business (as defined below) will receive a cash infusion allowing it to continue its value-creating initiatives, including the further development of HEMOLINK and its other product candidates.

The Arrangement Agreement contemplates a reorganization of the business of Hemosol (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Ontario Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") as a result of which:

    MDS will transfer certain material operating assets relating to its Ontario Labs Business to a new limited partnership (the "Labs Partnership"). Following such transfer, the Labs Partnership will be entitled to substantially all of the revenues from the Ontario Labs Business. On completion of the Arrangement, Hemosol (referred to following the Arrangement as "Labco") will own 99.99% of the Labs Partnership as a limited partner and MDS will hold 99.56% of the equity of Labco. The remaining 0.01% interest in the Labs Partnership will be owned by a wholly-owned subsidiary of MDS ("MDS Subco"). Through MDS Subco, the general partner of the Labs Partnership, MDS will retain operational control over the Labs Partnership.

    The existing Blood Products Business of Hemosol, including all assets and liabilities associated therewith, will be transferred to a new limited partnership (the "Blood Products Partnership"). 93% of the Blood Products Partnership will be owned by Hemosol Corp., a corporation to be newly incorporated under the OBCA ("New Hemosol"), as general partner, and 7% will be owned by Labco, as limited partner. New Hemosol will control the Blood Products Partnership as general partner.

    New Hemosol will receive cash redemption proceeds of $16 million on the date of closing of the Arrangement from Labco (which will be indirectly funded by MDS).

    MDS will surrender an aggregate of 2,500,000 of the 10,000,000 warrants ("Hemosol Warrants") to purchase Hemosol common shares that it currently holds or which may be issued to MDS in certain circumstances. The balance of the 7,500,000 Hemosol Warrants that it holds or which may be issued to it will be exchanged as part of the Arrangement by similar warrants or rights to purchase up to 7,500,000 New Hemosol common shares.

    The current guarantee by MDS of Hemosol's obligations under its credit facility will be replaced with a guarantee by MDS of the Blood Products Partnership's obligations under the credit facility which will be assumed by the Blood Products Partnership.

Following completion of the Arrangement, MDS will hold approximately 99.56% of the equity shares of Labco (through ownership of a combination of approximately 47.5% of the voting shares and 100% of the non-voting shares), while the remaining shareholders of Hemosol prior to the Arrangement will hold approximately 0.44% of the equity shares of Labco through the ownership of approximately 52.5% of the voting shares. Accordingly, MDS will not exercise voting control over Labco. MDS' shareholding in New Hemosol following the Arrangement will be substantially proportionate to its existing shareholdings in Hemosol.

Following the Arrangement, Labco will apply the income received from its interests in the Labs Partnership and the Blood Products Partnership against its undeducted balances of non-capital losses, scientific research and experimental development deductions and investment tax credits (collectively, the "Tax Losses") following which, in accordance with its articles but subject to applicable law, Labco will distribute substantially all of its income to its shareholders, including MDS, through dividends and other distributions. MDS estimates the present value benefit of the transaction to MDS to be approximately $55 to $60 million, which will be realized over the next several years, through the receipt of dividends and other distributions on the shares of Labco that it will hold.

The closing of the Arrangement is subject to customary mutual conditions in favour of Hemosol and MDS including approval by Hemosol security holders and the Superior Court of Justice of Ontario, no material adverse change having occurred in the Blood Products Business or in the Ontario Labs Business, the receipt of all necessary regulatory approvals (including approval from the TSX, NASDAQ, the Commissioner of Competition under the Competition Act (Canada), the Department of National Defence and the Ontario Ministry of Health) and certain other third party approvals. In addition, the closing is subject to certain additional conditions in favour of MDS relating to the ability of Labco to utilize the Tax Losses.

The transactions contemplated by the Arrangement Agreement were considered on a number of occasions by both the board of directors of MDS and the audit committee of the board and the terms of the Arrangement Agreement were ultimately approved by the board.

Certain of the transactions contemplated by the Arrangement will constitute a related party transaction within the meaning of Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the Ontario Securities Commission ("Rule 61-501") and Policy Statement Q-27 of the Autorité des marchés financiers (Quebec) (together with Rule 61-501, the "Special Transaction Rules"), as the Arrangement is a transaction between MDS and Hemosol (a related party of MDS based on the fact that MDS, directly and through a wholly-owned subsidiary, holds securities sufficient to affect materially the control of Hemosol, as determined for the purposes of the Special Transaction Rules).

The transactions contemplated by the Arrangement are exempt from the formal valuation and minority approval requirements of the Special Transaction Rules on the basis of exemptions set out therein, including the fact that the fair market value of the subject matter of, and the consideration for, the relevant transactions, is less than 25% of the market capitalization (as determined for the purposes of the Special Transaction Rules) of MDS.

Item 6: Reliance on Subsection 75(3) the Securities Act (Ontario) or Equivalent Provisions

Not applicable

Item 7: Omitted Information

Not applicable

Item 8: Senior Officer

For further information, please contact Peter E. Brent, Senior Vice-President, General Counsel and Corporate Secretary of MDS at 416-213-4082.

Item 9: Statement of a Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 20th day of February, 2004.

MDS INC.
Per:	/s/ Peter E. Brent
Name:	Peter E. Brent
Title:	Senior Vice-President, General Counsel and Corporate Secretary